


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, DC
213
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, 07004851

SEC FILE NO.
8-51965

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARTIN WOLF SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

4000 EXECUTIVE PARKWAY SUITE 515
(No and Street)

SAN RAMON	CALIFORNIA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUBERT B. WILLMAN (925) 355-0110
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JURAT

State of Ca
County of Contra Costa } ss.

Subscribed and sworn to (or affirmed) before me

this 28 (Date) day of Feb (Month), 07 (Year), by

(1) Hubert B. Willman
Name of Signer(s)

(2) ______________________
Name of Signer(s)


RITA A. PATTI
Commission # 1714983
Notary Public - California
Contra Costa County
My Comm. Expires Feb 4, 2011

Rita A. Patti
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Martin Wolf Securities LLC, Annual Audit Report

Document Date: 12/31/06 Number of Pages: 14

Signer(s) Other Than Named Above: Ernst Wintter + Assoc.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Martin Wolf Securities LLC

Annual Audit Report

December 31, 2006

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

OATH OR AFFIRMATION

I, **HUBERT B. WILLMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MARTIN WOLF SECURITIES LLC** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

VP, CFO

Title



Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Martin Wolf Securities LLC

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplementary Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	11
Schedule II:	
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	12
Independent Auditor's Report on Internal Control	13

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Martin Wolf Securities LLC
San Ramon, California

We have audited the accompanying statement of financial condition of Martin Wolf Securities LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Wolf Securities LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 22, 2007

Martin Wolf Securities LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	282,635
Securities owned, at market value		36,948
Accounts receivable		1,375
Total assets	$	320,958

Liabilities and Member's Equity

Accrued expenses	$	12,180
Member's equity		308,778
Total liabilities and member's equity	$	320,958

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Investment banking fees	$ 6,074,377
Interest and dividend income	10,904
Gain on securities	6,162
Total revenue	6,091,443
Expenses:	
Legal and professional fees	21,850
Other operating expenses	19,710
Total expenses	41,560
Income before income taxes	6,049,883
Tax provision	800
Net income	$ 6,049,083

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2006

Member's Equity at December 31, 2005	$ 1,541,163
Distributions	(7,281,468)
Net income	6,049,083
Member's Equity at December 31, 2006	$ 308,778

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,049,083
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Gain on securities owned	(6,162)
(Increase) decrease in:	
Accounts receivable	1,372,567
Securities owned	(260,000)
Increase (decrease) in:	
Accrued expenses	5,680
Due to member	(3,941)
Net cash provided (used) by operating activities	7,157,227
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of stock	(46,080)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(6,965,000)
Net increase (decrease) in cash and cash equivalents	146,147
Cash and cash equivalents, beginning of year	136,488
Cash and cash equivalents, end of year	$ 282,635
NON-CASH INVESTING AND FINANCING ACTIVITIES	
Distribution of stock	$ 316,468
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2006

(1) Organization

Martin Wolf Securities LLC (the Company) was organized as a California limited liability company on June 27, 1999 and terminates on June 25, 2029 unless extended or terminated sooner. The Company is a wholly owned subsidiary of Martin Wolf Associates Incorporated and operates in San Ramon, California. The Company, which is a member of the National Association of Securities Dealers, engages in mergers and acquisition consulting primarily with high technology companies on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees

Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Fees are earned in both cash and securities. Fees earned in the form of securities are valued at market. In cases where there is no independent publicly quoted market for the securities and/or there is substantial restrictions on transfer of the securities, management estimates the fair value of the securities received.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Martin Wolf Securities LLC

Notes to the Financial Statements

December 31, 2006

(2) Summary of Significant Accounting Policies (continued)

Securities Owned, Marketable, at Market Value

Securities owned are stated at market value with related changes in unrealized appreciation or depreciation reflected in gain or loss on securities.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $298,562 which exceeded the requirement by $293,562.

(4) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 96% of revenue was generated from two customers.

At December 31, 2006, the Company held deposits at a financial institution which were in excess of applicable federal insurance limit by $57,365.

(5) Related Party Transaction

Martin Wolf Associates Incorporated (MWA) is the Company's sole member. MWA provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

SUPPLEMENTAL INFORMATION

Martin Wolf Securities LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital	
Total member's equity qualified for net capital	$ 308,778
Less: Non-allowable assets	
Accounts receivable	1,375
Net capital before haircuts	307,403
Less: Haircut on securities	8,841
Net capital	298,562
Net minimum capital requirement of 6.67% of aggregate indebtedness of $12,180 or $5,000, whichever is greater	5,000
Excess net capital	$ 293,562

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

There were no material differences noted in the Company's net capital computation at December 31, 2006.

Martin Wolf Securities LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martin Wolf Securities LLC
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of Martin Wolf Securities LLC (the Company) for the period ended December 31, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 22, 2007.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2007

END